

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

August 2, 2010

Ford Sinclair
Chef Executive Officer
VisiTrade, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, California 92011

> **Re: VisiTrade, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed July 26, 2010**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed June 16, and July 26, 2010, respectively**
> **File No. 000-52982**

Dear Mr. Sinclair:

    We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2009

Signatures, page 24

1. We note your response to comment five in our letter dated July 12, 2010 and we reissue the comment. In the second signature block, Mr. Sinclair signed the Form 10K *on behalf of the registrant* (emphasis added) as the sole director. General Instruction D(2)(a) to Form 10-K requires not only his signature and designation as the sole director in this case, but also the signature and designation of the principal executive officer, the principal financial officer and the principal accounting officer or controller. If Mr. Sinclair signed your Form 10-K in each of those capacities, so state.

Exhibits 31.1 and 32.1

2. In future filings, please insure that Mr. Sinclair signs the certifications in his capacity as principal executive officer and principal financial officer. See Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director